Madama Griffitts O'Hara LLP
                       450 Park Avenue South, Ninth Floor
                            New York, New York 10016

                                                              March 27, 2009

VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Duc Dang, Attorney/Advisor

      Re:   Biocoral Inc.
            Form 10-K for the year ended December 31, 2007
            000-23512

Ladies and Gentlemen:

      We are responding to the additional comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Annual Report") of Biocoral Inc. (the "Company") by letter dated March 6, 2009 to Mr. Nasser Nassiri, President. In this regard, we have addressed the various issues raised in your letter to the best of the Company's ability and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Comments on Form 10-K

      1.    Comment:

            In your response letter, you state that you attached a letter containing the requested representations. You have not provided these representations. Please promptly file the required representations on EDGAR. In response to this letter, please ensure that you file the requested representations.

            Response:

            The Company's filing service (Edgarease) has confirmed by telephone with Edgar Filer Support that the letter from the Company containing the representations was included in the submission along with the response. We have attached an updated version of the representation letter to this response for your convenience.

Item 1. Description of Business, page 1

      2.    Comment:

            We note your response to comment 4 of our letter dated December 2, 2008. You omitted the disclosure required by Item 101(e)(2) of Regulation S-K. Please iuclude such disclosure in future filings.

            Response:

            The Company has confirmed that it will also add the disclosure required by Item 101(e)(2).

Item lA. Risk Factors, page 8

We depend upon our senior management and key consultants ... page 10

      3.    Comment:

            We note your response to comment 6 of our letter. If the agreement with Mr. Nassiri has been amended since its original filing date, this agreement should be filed as an exhibit in accordance with 601(b)(10). If the agreement has not been modified, it should still be noted in the exhibit index and incorporated by reference. Please tell us how you will comply.

            Response:

            The Company has confirmed that the agreement has not been modified but it will be included in the exhibit index and incorporated by reference in all future filings.

Part II, page 12

Management Discussion and Analysis, page 13

      4.    Comment:

            We note your response to comment 10 of our letter. The response only addresses your long-term debt and not your off-balance sheet arrangements. In future filings please provide appropriate disclosure about your off-balance sheet arrangements, if any.

            Response:

            The Company has confirmed that it has no off-balance sheet arrangements requiring disclosure.

Financial Condition, Liquidity and Capital Resources, page 15

Fiscal 2007 vs. 2006, page 15

      5.    Comment:

            We note your response to comment 12 that you do not have a written contract and that the shareholder is not a beneficial owner. Please tell us how you have determined that this shareholder will provide $200,000 and whether you have any options in the event the shareholder determines not to provide this amount. In the event the shareholder does not provide this amount, please update the disclosure in future filings to discuss the impact.

            Response:

            The Company had received a fax from the shareholder confirming his intention to provide funds to the company in the amount of up to $250,000. (Please note that the reference to "$200,000" in the text of the form was a typographical error.) The Company did not consider this to be a written agreement but rather a statement of the shareholder's intention. The Company will update the disclosure in its next annual report to indicate the status of the investment and its impact.

      Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company's disclosure.

                                                      Very truly yours,


                                                      /s/ Mary P. O'Hara
                                                      ------------------
                                                      Mary P. O'Hara

      cc:   Stacie D. Gorman

                                 Biocoral, Inc.
                              38 rue Anatole France
                      92594 Levallois Perret Cedex - France

                                                                  March 27, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20649

      Re:   Biocoral, Inc.
            Form 10-K for the year ended December 31, 2007
            File No. 000-23512

Ladies and Gentlemen:

Biocoral, Inc. (the "Company"), in connection with the response to the additional comments from the staff of the Securities and Exchange Commission (the "Commission") by letter dated March 6, 2009 with respect to the aforementioned Form 10-K, hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,

                                            BIOCORAL, INC


                                            By: /s/ Nasser Nassiri
                                               ---------------------------------
                                                Nasser Nassiri, President and
                                                Chief Executive Officer